DATE: July 6th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE July 6th 2004 Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF.PK

On July 5th 2004, Jan A. Vestrum, President and Chief Executive Officer of Crew, bought 36.000 shares at NOK 6.10, sold 1.500.000 shares at NOK 6.10 and bought 1.500.000 shares at NOK 6.1630 by the way of a forward contract with maturity the 8th October 2004.

As a result of these transactions, Mr. Vestrum’s investments in Crew has increased to a total of 8.625.000 shares, including common shares, forward contracts and options.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268 755) or by email to enquiries@crewdev.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com